Exhibit 99.1

Genius Group Limited

8 Amoy Street, #01-01

Singapore 049950

September 14, 2022

Sent By E-Mail to wk@ayrtonllc.com:

Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B

Ayrton Capital LLC 55 Post Rd W, 2nd Floor

Westport, CT 06880

Attention: Waqas Khatri

Re: Notice of First Release from Blocked Account

All Capitalized terms below as defined in the Securities Purchase Agreement dated August 23rd 2022 and related Transaction Documents.

Dear Mr. Khatri:

Pursuant to the terms of Section 15(q)(ii) of the Senior Secured Convertible Note in the principal amount of $18.13 million (the “Note”) we issued to you on August 26, 2022, we hereby certify to you that all of the First Release Conditions (as defined in Section 15(q)(ii) of the Note) have been satisfied and notify you that we intend to release $5,666,667 from the Blocked Account (as defined in Section 33(k) of the Note) on Thursday, September 15, 2022.

Please confirm receipt of this notice by countersigning a copy of this notice I the space provided for your signature below and returning it to the undersigned.

The acknowledgement of this notice by the Buyer is on the basis that any representations and warranties made by Genius Group Limited (the "Company") herein are true and correct. Furthermore this acknowledgment should not be construed as an indication that the Purchaser has agreed to any modifications to, consent of, waiver or forbearance of any terms or provisions of the Securities Purchase Agreement, the Notes or any Transaction Document or any other agreement, instrument or security.

Very truly,

/s/ Erez Simha

Erez Simha
Chief Financial Officer

Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B

acknowledges receipt of the foregoing Notice of First Release as of the date set forth above:

By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Director

cc:	First Republic Bank N.A.
Attention: